SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Borqs Technologies, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1466B 103

(CUSIP Number)

August 18, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G1466B 103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Asset Horizon International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	5	SOLE VOTING POWER 3,282,859(1)
SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,282,859(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,282,859(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Bik Wah Fung is the sole director of Asset Horizon International Limited and is deemed to have voting and dispositive control over shares held of record by Asset Horizon International Limited.

SCHEDULE 13G

CUSIP No. G1466B 103	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Borqs Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Tower A, Building B23
Universal Business Park
No. 10 Jiuxiangqiao Road
Chaoyang District, Beijing 100015, China

Item 2.

(a)	Name of Person Filing:

Asset Horizon International Limited

(b)	Address of Principal Business Office:

Flat C, 8/F., Jonsim Place

228 Queen’s Road East

Hong Kong

(c)	Citizenship:

British Virgin Islands

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

G1466B 103

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,282,859

(b)	Percent of class:

10.7%

SCHEDULE 13G

CUSIP No. G1466B 103	Page 4 of 5 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	3,282,859
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	3,282,859
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. G1466B 103	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2017	By:	/s/ Bik Wah Fung
	Name:	Bik Wah Fung, Sole Director